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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

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                                    FORM 11-K

(MARK ONE)


[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Period from July 1, 1999 through December 31, 1999


                                       or


[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from _________ to _________


Commission file number 333-85535


             Saga Communications, Inc. Employee Stock Purchase Plan
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                              (Full title of plan)


                            Saga Communications, Inc.
                               73 Kercheval Avenue
                       Grosse Pointe Farms, Michigan 48236
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             (Name of Issuer of Securities Held Pursuant to Plan and
                   Address of its Principal Executive Office)



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                            Saga Communications, Inc.
                          Employee Stock Purchase Plan



                          Financial Statements for the
                  Period from July 1, 1999 to December 31, 1999
                       with Report of Independent Auditors


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                            SAGA COMMUNICATIONS, INC.

                          EMPLOYEE STOCK PURCHASE PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1999



                                TABLE OF CONTENTS

                                                                       Page

Report of Independent Auditors                                           4

Financial Statements
Statement of Financial Condition                                         5
Statement of Income and Changes in Plan Equity                           6
Notes to Financial Statements                                            7

Other Information
Signatures                                                               10
Exhibit 23 - Consent of Independent Auditors                             11




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                         Report of Independent Auditors


Plan Administrator
Saga Communications, Inc.
    Employee Stock Purchase Plan

We have audited the accompanying statement of financial condition of the Saga Communications, Inc. Employee Stock Purchase Plan as of December 31, 1999 and the related statement of income and changes in plan equity for the period from July 1, 1999 to December 31, 1999. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Saga Communications Employee Stock Purchase Plan at December 31, 1999 and the results of its operations and changes in its plan equity for the period from July 1, 1999 to December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                               /s/ Ernst & Young LLP
                                               --------------------------------


March 15, 2000
Detroit, Michigan

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                            SAGA COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                        STATEMENT OF FINANCIAL CONDITION
                                DECEMBER 31, 1999



ASSETS:
Class A Common Stock of Saga Communications, Inc. at
    fair value (3,309 shares at a cost of $67,007)                    $  67,007
                                                                      =========

PLAN EQUITY:
Plan equity (78 participants)                                         $  67,007
                                                                      =========


See accompanying notes.

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                            SAGA COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
              FOR THE PERIOD FROM JULY 1, 1999 TO DECEMBER 31, 1999


ADDITIONS:
    Participant contributions                                      $  56,957
    Employer contributions                                            10,050
                                                                   ---------
                                                                      67,007
DEDUCTIONS:
    Plan distributions                                                    --
                                                                   ---------
                                                                      67,007
Net realized and unrealized appreciation in fair
  value of investments                                                    --
                                                                   ---------
Net increase                                                          67,007
Plan equity-beginning of period                                           --
                                                                   =========
Plan equity-end of period                                          $  67,007
                                                                   =========



See accompanying notes.

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                            SAGA COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999



1. DESCRIPTION OF PLAN

In 1999, the stockholders of Saga Communications, Inc. ("Company") approved the Saga Communications, Inc. Employee Stock Purchase Plan ("the Plan") under which 1,250,000 shares of the Company's Class A Common Stock could be sold to the Company's employees. The Plan was effective July 1, 1999, and employees were eligible to begin contributing on October 1, 1999. Each calendar year quarter an offering is made to eligible employees to purchase Class A Common Stock of the Company under the provisions of the Plan. An eligible employee may elect to withhold up to 10 percent of his or her compensation (up to a limit of $25,000 per year) to purchase shares of the Company's stock at a price equal to 85 percent of the fair value of the stock as of the last day of such quarter. Participants are not permitted under the Plan to dispose of any shares purchased under the Plan within two years after the later of (i) the beginning of the quarter in which a deduction was taken from the participant's compensation for the purchase of the shares, or (ii) the expiration of one year from the date the shares were transferred to the participant. An employee shall be eligible to participate in the Plan if he or she is employed by the Company or any of its subsidiaries and 1) customarily works a minimum of 20 hours per week and 2) has completed six consecutive months of service. Participants are immediately 100% vested in the Plan.

Shares are purchased on the last day of each quarter. There were 3,309 shares issued under the Plan in 1999. Employer contributions related to the Plan in 1999 were approximately $10,000.

The Plan will terminate upon the issuance of 1,250,000 shares pursuant to the Plan, unless an extension of the Plan is approved by the stockholders of the Company. In any event, the Plan will not continue beyond December 31, 2008. The Company currently has no intention of terminating the Plan.


2.        SIGNIFICANT ACCOUNTING POLICIES

ADMINISTRATIVE EXPENSES

The costs of administering the Plan shall be borne by the Company unless and until a participant receives written notice of the imposition of administrative costs, with such costs to begin effective with the next offering as described in
Note 1. Currently, the Company pays all administrative fees and costs associated with the Plan. Brokerage fees or commissions when Class A Common Stock is sold are paid by participants.

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                            SAGA COMMUNICATIONS, INC.
                          EMPLOYEE STOCK PURCHASE PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)



2.        SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FAIR VALUE OF INVESTMENT

The fair value of common stock held in the Plan is based on the closing price of the Company's Class A Common Stock at year end (December 31, 1999).


3.       INCOME TAX STATUS

The Plan qualifies as an employee stock purchase plan under Section 423 of the Internal Revenue Code ("Code") which allows employees to purchase stock at a discount without immediate taxation on the amount of the discount. The Plan is not subject to the Employee Retirement Income Security Act of 1974 ("ERISA").



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                                  EXHIBIT INDEX



Exhibit

23(a) Consent of Ernst & Young LLP


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                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                SAGA COMMUNICATIONS, INC.
                                                EMPLOYEE STOCK PURCHASE PLAN


Date:  March 29, 2000                           /s/ Marcia K. Lobaito
                                                --------------------------------
                                                Marcia K. Lobaito
                                                Plan Administrator



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